UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    EGL, Inc.
     ----------------------------------------------------------------------
                                (NAME OF ISSUER)


                    Common Stock, par value $0.001 per share
     ----------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   268484 10 2
     ----------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

     ----------------------------------------------------------------------
          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                 April 24, 2007
     ----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

      EXPLANATORY NOTES: This Amendment No. 6 to Schedule 13D (this "Amendment") is being filed by James R. Crane and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on January 22, 2007, as amended by Amendment No. 1 thereto filed on February 8, 2007, Amendment No. 2 thereto filed on March 1, 2007, Amendment No 3 thereto filed on March 20, 2007, Amendment No. 4 thereto filed on March 28, 2007, and Amendment No. 5 thereto filed on April 5, 2007 (as amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:

      On April 24, 2007, Mr. Crane, together with the Reporting Persons and certain other members of management of the Issuer, entered into a limited liability company agreement (the "Talon Management Holdings LLC Agreement") of Talon Management Holdings LLC ("Talon Management Holdings"). Mr. Crane has assigned all of his interest in Parent to Talon Management Holdings. The Talon Management Holdings LLC Agreement contemplates that immediately prior to the closing of the transactions contemplated by the Merger Agreement, Mr. Crane will contribute to Talon Management Holdings all of the cash and Rollover Shares contemplated by his Rollover Commitment Letter to Talon Management Holdings, which will in turn contribute such cash and Rollover Shares to Parent. Each of the other persons party to the Talon Management Holdings LLC Agreement will contribute half of the proceeds received by such person in respect of their common stock, restricted stock or options of the Issuer in the merger to Talon Management Holdings, which will in turn contribute such amounts to Parent. In consideration of such contributions, each of Mr. Crane and the other members of Talon Management Holdings will receive equity interests in Talon Management Holdings that will entitle such persons to distributions from Talon Management Holdings as described in the Talon Management Holdings LLC Agreement and in a manner consistent with the Management Termination Fee Letters. Mr. Crane will be the managing member of Talon Management Holdings. This description of the Talon Management Holdings LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Talon Management Holdings LLC Agreement, which is attached hereto as Exhibit 7.27 and incorporated herein by reference.



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



      ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit shall be attached in numerical order at the end of
Item 7:


 Exhibit          Limited Liability Company Agreement of Talon Management
  7.27            Holdings LLC, dated as of April 24, 2007, by and among James
                  R. Crane, E. Joseph Bento, Gregory Weigel, Keith Winters,
                  Vittorio Favati, Bruno Sidler, Ronald Talley and Sam Slater.
























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





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                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: April 25, 2007



                                                                *
                                                --------------------------------
                                                JAMES R. CRANE



                                                                *
                                                --------------------------------
                                                E. JOSEPH BENTO



                                                                *
                                                --------------------------------
                                                RONALD E. TALLEY



                                                                *
                                                --------------------------------
                                                GREGORY WEIGEL



                                                                *
                                                --------------------------------
                                                KEITH WINTERS



                                                                *
                                                --------------------------------
                                                VITTORIO FAVATI



                                                                *
                                                --------------------------------
                                                BRUNO SIDLER




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



* Margaret Barradas, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                                 /S/ MARGARET BARRADAS
                                                --------------------------------
                                                MARGARET BARRADAS

























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